PE 1/16/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





15005594

NO ACT

February 26, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-26-15

Marc O. Williams
Davis Polk & Wardwell LLP
marc.williams@davispolk.com

Re: Ameren Corporation
Incoming letter dated January 16, 2015

Dear Mr. Williams:

This is in response to your letter dated January 16, 2015 concerning the shareholder proposal submitted to Ameren by William Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 26, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ameren Corporation
Incoming letter dated January 16, 2015

The proposal requests that the board adopt a policy that the chairman shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship.

We are unable to concur in your view that Ameren may exclude the proposal under rule 14a-8(i)(3). You have expressed your view that the proposal is vague and indefinite because it does not explain whether a director's stock ownership in accordance with the company's stock ownership guidelines is a permissible "financial connection." Although the staff has previously agreed that there is some basis for your view, upon further reflection, we are unable to conclude that the proposal, taken as a whole, is so vague or indefinite that it is rendered materially misleading. Accordingly, we do not believe that Ameren may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We note that Ameren did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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Davis Polk

Marc O. Williams

Davis Polk & Wardwell LLP
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212 450 6145 tel
212 701 5843 fax
marc.williams@davispolk.com

January 16, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Ameren Corporation, a Missouri corporation (the "**Company**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal dated October 13, 2014 (the "**Proposal**") submitted by Mr. John Chevedden, on behalf of Mr. William Steiner (the "**Proponent**"), via e-mail on October 16, 2014 for inclusion in the proxy materials the Company intends to distribute in connection with its 2015 Annual Meeting of Shareholders (the "**2015 Proxy Materials**"). The Proposal is attached hereto as Exhibit A together with correspondence between the Company and the Proponent relating to the Proposal.

We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from the 2015 Proxy Materials. As discussed below, the Company notes that the Staff recently determined that a substantially identical proposal submitted to Pfizer Inc. could be excluded pursuant to Rule 14a-8(i)(3) because that proposal was vague and indefinite, noting that "neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what measures the proposal requires." *Pfizer Inc.* (December 22, 2014).

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2015 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

The Company intends to file its definitive Proxy Statement with the Securities and Exchange Commission (the "**Commission**") on or around March 12, 2015. This letter is being sent to the Staff less than 80 calendar days before such date and therefore, as described below, the Company requests that the Staff waive the 80-day requirement set forth in Rule 14a-8(j)(1) with respect to this letter.

THE PROPOSAL

The Proposal asks that the shareholders of the Company adopt the following resolution:

Proposal 4 – Independent Board Chairman

> RESOLVED: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chairman.

REASON FOR EXCLUSION OF PROPOSAL

The Company believes that it may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be materially false and misleading in violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." The Staff clarified in Staff Legal Bulletin No. 14B (CF) (September 15, 2004) that exclusion under Rule 14a-8(i)(3) is appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . . ."

The Staff has allowed the exclusion of shareholder proposals where a proposal failed to define key terms or otherwise failed to provide necessary guidance on their implementation. Where a proposal leaves doubt about its intended implementation such that neither the company nor shareholders would be able to determine with any reasonable certainty what actions or measures the proposal requires, the Staff has concurred that such a proposal is impermissibly vague and indefinite, and therefore excludable under Rule 14a-8(i)(3). *See, e.g., AT&T Inc.* (February 21, 2014) (concurring with the exclusion of a proposal requesting that the board review the company's policies relating to the "directors' moral, ethical and legal fiduciary duties and opportunities" to ensure the protection of privacy rights because the proposal did not define the meaning of "moral, ethical and legal fiduciary"); *The Boeing Co.* (January 28, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of "executive pay rights").

Here, the Proposal attempts to define an independent director as someone "who is not a current or former employee of the company and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship." Since 2007, the Company's non-management directors have been required to comply with a director stock ownership requirement, pursuant to which, other than during an initial transition period after becoming a member of the board of directors, each of the Company's non-management directors is required to hold shares in the Company's common stock valued at five times the cash board retainer (currently set at $55,000 per year), amounting to a minimum requirement of owning at least $275,000 of the Company's stock. The Company's Corporate Governance Guidelines clarify that the rationale for this requirement is that "the Board believes that appropriate stock ownership by directors further aligns their interests with those of the shareholders." In fact, all of the Company's non-management directors comply with the stock ownership guidelines, and many of the Company's directors hold common stock of the Company well in excess of the minimum amounts set forth in the stock ownership guidelines. It is unclear how compliance with the stock ownership requirement would be treated under the Proposal. Would all of the Company's non-management directors be disqualified from serving as independent Chairman due to the fact that such directors, by virtue of compliance with the stock ownership requirement set forth in the Company's Corporate Governance Guidelines, have "nontrivial . . . financial connections" to the Company? Would directors be required to divest their stock in order to serve as Chairman? Is the Proposal an attempt to amend the stock ownership guidelines? Or should compliance with the stock ownership guidelines be deemed consistent with the Proposal's requirements? The Proposal provides no guidance to resolve this ambiguity.

As noted above, the Staff recently concurred in the exclusion of a shareholder proposal on the basis of substantially identical facts. *Pfizer Inc.* (December 22, 2014). First, the proposal at issue in *Pfizer Inc.* was substantially identical to the Proposal.[1] As in the Proposal, the proposal at issue in *Pfizer Inc.* would have required an independent chairman with no "nontrivial . . . financial connection" to the company other than the directorship. Second, the Company's stock ownership requirement is substantially identical to that maintained by Pfizer: each company requires its directors to hold stock in the amount of at least five times its annual cash retainer, subject to the same transition period. The Staff permitted the exclusion of the *Pfizer Inc.* proposal as vague and indefinite under Rule 14a-8(i)(3), concluding that "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Accordingly, the Proposal should similarly be excludable under Rule 14a-8(i)(3).

In addition, in *Abbott Laboratories* (Jan. 13, 2014), the Staff permitted the exclusion of a proposal requiring that the board adopt a bylaw requiring an independent lead director where the standard for independence was defined as someone "whose directorship constitutes his or her only connection" to the company. The proposal in *Abbott* failed to define "connection," making it unclear whether or not "connection" was intended to encompass ownership of Abbott shares, which would have disqualified all of Abbott's directors from serving as the independent lead director because of the fact that all of Abbott's directors are required to hold Abbott shares pursuant to mandatory stock ownership guidelines. The Staff agreed that, as applied to *Abbott*, the proposal was vague and indefinite such that "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

As in *Abbott*, the Proposal falls within the criteria for exclusion as inherently misleading established by the Staff under Rule 14a-8(i)(3) because a key phrase in the Proposal –"nontrivial . . . financial connection"– is vague, indefinite and undefined and the application of such term may be subject to differing interpretations as described above. As a result, the Proposal fails to provide sufficient guidance concerning its implementation.

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[1] The text below is marked to show the differences between the proposal in *Pfizer Inc.* (shown as original) and the Proposal (shown as modified):

> ~~Resolved~~RESOLVED: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the ~~chair~~chairman.

For the reasons described above, the Company believes that the Proposal is properly excludable under Rule 14a-8(i)(3).

REQUEST FOR WAIVER UNDER RULE 14a-8(j)(1)

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff, in its discretion, to permit a registrant to make its submission later than 80 days before the filing of its definitive proxy statement if the registrant demonstrates good cause for missing the deadline.

As noted above, the Staff has very recently concurred in the exclusion of a shareholder proposal substantially identical to the Proposal on the same grounds as are set forth herein. *Pfizer Inc.* (December 22, 2014). The *Pfizer Inc.* no-action letter was posted to the Commission's website on January 15, 2015, which is less than 80 days before the Company intends to file its definitive proxy statement. The *Pfizer Inc.* letter clarifies that the Staff concurs with the Company's view that the proposal is vague and indefinite because "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Based on the timing of the posting the *Pfizer Inc.* letter, the Company believes that it has good cause for its inability to meet the 80-day requirement. The Company acted in good faith and in a timely manner following the posting of the *Pfizer Inc.* letter to minimize any delay. Accordingly, the Company respectfully requests that the Staff waive the 80-day requirement with respect to this letter.

CONCLUSION

The Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company omits the Proposal from its 2015 Proxy Materials. If you should have any questions or need additional information, please contact the undersigned at (212) 450-6145 or marc.williams@davispolk.com.

Respectfully yours,



Marc O. Williams

Attachment

cc w/ att: Gregory L. Nelson, Senior Vice President, General Counsel and Secretary, Ameren Corporation

John Chevedden

Exhibit A

Proposal and Correspondence

William Steiner

*** FISMA & OMB Memorandum M-07-16***

Mr. Steven R. Sullivan
Corporate Secretary
Ameren Corporation (AEE)
1901 Chouteau Avenue
St. Louis, MO 63103
PH: 314-621-3222
FX: 314-621-2888

Dear Mr. Sullivan,

I purchased stock and hold stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16*** at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16***

Sincerely,



William Steiner

7-28-14
Date

cc: Lynn M. Smith <lmsmith@ameren.com>
PH: 314-554-4043
FX: 314-554-4014

[AEE: Rule 14a-8 Proposal, October 13, 2014]

Proposal 4 – Independent Board Chairman

Resolved: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chairman.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

Shareholders are best served by an independent Board Chair who can provide a balance of power between the CEO and the Board. The primary duty of the Board of Directors is to oversee the management of a company on behalf of shareholders. Our company's combined CEO / Chair creates a potential conflict of interest, resulting in excessive management influence on the Board and weak oversight of management.

Numerous institutional investors recommend separation of these two roles. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place. Chairing and overseeing the Board is a time intensive responsibility. A separate Chair also frees the CEO to manage the company and build effective business strategies.

Please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email*** FISMA & OMB Memorandum M-07-16***



Gregory L. Nelson
Senior Vice President
General Counsel & Secretary
Ameren Corporation
T 314.554.6490
F 314.554.4014
gnelson@ameren.com

October 21, 2014

John Chevedden

*** FISMA & OMB Memorandum M-07-16***

Re: Ameren Stockholder Proposal

Dear Mr. Chevedden:

On October 16, 2014, you submitted and we received Mr. William Steiner's letter dated July 28, 2014 by electronic mail submitting a proposal for inclusion in Ameren's (the "**Company**") 2015 proxy statement. Mr. Steiner instructed us to direct all communications regarding his proposal to you.

Rule 14a-8(b) promulgated under the Securities Exchange Act of 1934, as amended, requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement the shareholder seeking to submit the proposal must, among other things, have continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year by the date the shareholder submitted the proposal. As of the date hereof, we have not received any proof that Mr. Steiner meets this ownership requirement. In addition, the Company's records do not indicate that Mr. Steiner was a registered holder of any of the Company's common stock.

Mr. Steiner may cure this defect by providing proof of being the continuous registered holder and/or beneficial owner of a number of shares of the Company's common stock that meets either threshold for the one year period prior to and including October 16, 2014. Mr. Steiner may provide proof of his beneficial ownership by submitting to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that as of October 16, 2014 Mr. Steiner had continuously held the requisite amount of the Company's common stock for at least the one year period prior to and including October 16, 2014.

In order to meet the eligibility requirements for submitting a shareholder proposal, Mr. Steiner must provide the requested information no later than 14 calendar days from the date you receive this letter on his behalf. If Mr. Steiner provides us with documentation correcting this eligibility deficiency, postmarked or transmitted electronically no later than 14 calendar days after the date you receive this letter on his behalf, we will review the proposal to determine whether it is appropriate for inclusion in our proxy statement. A copy of Rule 14a-8(b) is enclosed for your reference.

Sincerely,



Gregory L. Nelson
Senior Vice President,
General Counsel and Secretary

Enclosure

Cc: William Steiner

*** FISMA & OMB Memorandum M-07-16***

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of October 15, 2014

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



AEE Post-it® Fax Note 7671	Date 10-22-14	# of pages ▶
To Steven Sullivan	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16***	
Fax # 314-554-4014	Fax #	

October 21, 2014

William Steiner

*** FISMA & OMB Memorandum M-07-16***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16*** in TD Ameritrade Clearing, Inc DTC #0188

Dear William Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that, since October 1, 2013, you have continuously held no less than 100 shares each of American Electric Power Inc (AEP), Sonoco Prods Co (SON), General Electric Co (GE), Nucor Corp (NUE), Brink's Co (BCO), Illinois Tool Works Inc (ITW), Flir Systems Inc (FLIR), Metlife Inc (MET), Verizon Communications Co (VZ), Ameren Corp (AEE) and Herbalife Ltd (HLF) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

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